Filed by Computer Sciences Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Computer Sciences Corporation
(Commission File No. 1-4850)

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
CSC - Computer Sciences Corp Q&A Follow-up Call Regarding Everett SpinCo SEC Filings

EVENT DATE/TIME: NOVEMBER 03, 2016 / 10:30PM GMT

CORPORATE PARTICIPANTS
Neil DeSilva Computer Sciences Corporation - Head of Global M&A and IR
Paul Saleh Computer Sciences Corporation - EVP & CFO

CONFERENCE CALL PARTICIPANTS
Edward Caso Wells Fargo Securities - Analyst
David Grossman Stifel Nicolaus - Analyst

PRESENTATION
Operator

Good day and welcome to the CSC Q&A on Everett SpinCo SEC filings conference call. Today's call is being recorded.

At this time I would like to turn the call over to Mr. Neil DeSilva. Please go ahead, sir.

Neil DeSilva - Computer Sciences Corporation - Head of Global M&A and IR

Thank you, Matt. Thank you, everyone, for joining us for a follow-up Q&A to our call this morning on the Everett SpinCo S-4 and Form 10. I'm joined by Paul Saleh, CSC's Chief Financial Officer.

What I would like to do is take one of the questions that we do have in the queue now. I would encourage anyone that does have questions on the filings to please do use the mechanism of submitting questions and then we will have a productive discussion that hopefully helps you navigate through some of your initial questions in these filings. Thanks very much.

QUESTION AND ANSWER
Operator

Edward Caso, Wells Fargo.

Edward Caso - Wells Fargo Securities - Analyst

Thanks. Just two simple questions which everyone has been asking repeatedly. One is the $1 billion cost savings number with an exit of $1.5 billion; is that the gross number or is that net of reinvestments?

Paul Saleh - Computer Sciences Corporation - EVP & CFO

That's gross.

Edward Caso - Wells Fargo Securities - Analyst

That's gross. And any sense you can give us for the net?

Paul Saleh - Computer Sciences Corporation - EVP & CFO

You know what? It's really hard to tell at this stage. I think we are going through the process right now with the various work stream. We will be in a better position to discuss that with you sometime early next year when we have our investor day.

Edward Caso - Wells Fargo Securities - Analyst

The other question is --.

Paul Saleh - Computer Sciences Corporation - EVP & CFO

But it shouldn't be significant, let's put it this way.

Edward Caso - Wells Fargo Securities - Analyst

It should be significant? Sorry.

Paul Saleh - Computer Sciences Corporation - EVP & CFO

Should not, should not be significant.

Edward Caso - Wells Fargo Securities - Analyst

Okay. The other question is obviously Meg Whitman has been a cost savings campaign and has promised margin improvement. Does some of that $1 billion, $1.5 billion numbers capture some of the plans that the HPE people had already been in place?

Paul Saleh - Computer Sciences Corporation - EVP & CFO

No, I think when we were looking at that the $1 billion was really based on again a forward-looking cost base for both companies.

And when we -- if you recall on our -- at the time of the announcement we said a lot of these also benefits will come in the form of alignment of policies, for example, and benefit plans and the like. There was also duplications, the areas of the sourcing. There's a significant amount of areas that we believe will generate those savings and more.

Edward Caso - Wells Fargo Securities - Analyst

So if I interpret that correctly, some of what savings they may have been promising are ones that you are thinking of capturing as well?

Paul Saleh - Computer Sciences Corporation - EVP & CFO

No, I think the ones that we are -- no, it's just the opposite. I'm just saying our $1 billion or $1.5 billion is going to be incremental to the actions that we were taking, respectively.

Edward Caso - Wells Fargo Securities - Analyst

Thank you.

Operator

(Operator Instructions)

Unidentified Participant

Thank you for doing this call. I just had a question about tax rate. The filings suggested that Everett had a tax rate of 30%. Is that kind of the right way to think about the tax rate on the HPE Services part of the business going forward?

Paul Saleh - Computer Sciences Corporation - EVP & CFO

That's a very good question and a difficult one to answer right now. I think what we mentioned is that if you look at the tax rate that appears on the financials, on the income statement of Everett, it is just really one that is provided by the carve out financials, because -- given their financial positions.

We have assumed for pro forma non-GAAP purposes and statutory rates that mirrors our best estimate of their global mix of income. So based on that, that gets you somewhere in the 30%. I think in the document itself it said somewhere between 25% to 35% and so we chose just a midpoint.

We have a work stream that is looking basically to the entire tax position of the combined entity and trying to just really, basically, begin to rethink where the global mix of the income is going to be and taking advantage of net operating losses positions that we have in some key jurisdictions, respectively. And so again as we continue to work through our tax plans, we will be able to give you some guidance as to what targets to expect for the combined entity going forward.

Unidentified Participant

Thank you. Could you just comment on the combined CapEx you expect going forward or maybe just HPE Services CapEx, whichever one of those you can provide?

Paul Saleh - Computer Sciences Corporation - EVP & CFO

I would suggest that again hard to tell right now, just because one of the things that we have done is we're just looking at the balance sheet itself. There is -- if I look at it also there was some of that capital that showed up indirectly through capitalized leases, for example, and some of those are being converted to operating leases. As, again, we go through it a little bit more, we will be able to give you greater guidance on that.

Unidentified Participant

Thank you.

Operator

We'll move to the next question. Caller, your line is open.

Unidentified Participant

Thank you, just two things. The horizontal cost, can you just confirm that's wholly separate from the synergy target that you have identified?

Paul Saleh - Computer Sciences Corporation - EVP & CFO

Yes, that is, that is. It's incremental to the synergy target.

Unidentified Participant

Then just as we think about restructuring charges, I know you just mentioned on the quarterly call a run rate of $75 million or so. But as we think about this going forward, let's say the next two years, how should we think about how that scales up when we're trying to think about just free cash flow numbers over the next two years or so? And obviously cash charges.

Paul Saleh - Computer Sciences Corporation - EVP & CFO

Right, let's separate them a little bit. We were talking about $75 million as being what we term integration and costs related to the HPE ES and other related costs. So it's not -- so that's the first thing. It's not restructuring associated with HPE ES. That's the number, first of all.

Second of all, in terms of restructuring, when we were announcing the deal, we were expecting somewhere around anywhere $750 million to $1 billion worth of restructuring. Timing of that, again, was not specific at the time. But it would be probably to support basically the savings that we would expect to extract from workforce optimization, facilities optimizations, and the like.

Unidentified Participant

Okay, thank you.

Operator

We'll move along to the next caller. Thank you, please go ahead.

David Grossman - Stifel Nicolaus - Analyst

Paul, it's David Grossman. I didn't have a chance to go through all the filings, so I was wondering if you could just quickly answer some question on the balance sheet.

I just looked at the pro forma balance sheet that you provided and I think you had $955 million of cash, short-term debt of $891 million, long-term $6.921 billion and then the pension of $604 million. That all nets out to $7.5 billion.

Does that include the dividend and other adjustments that are going to have to be made to get a balance sheet at closing or --? I know it doesn't include the cash flows of the last six months, but is there anything else we have to adjust for in that number?

Paul Saleh - Computer Sciences Corporation - EVP & CFO

Take me back to let me make sure I'm following you. On which page are you on?

David Grossman - Stifel Nicolaus - Analyst

I think it was on pages 9 and 10 of your presentation, just looking at the net debt as of June -- well, I guess July 1.

Paul Saleh - Computer Sciences Corporation - EVP & CFO

I think if you look at the full balance sheet, the full balance sheet already reflects the $3 billion worth of incremental, if you think about it, debt that relates to the transaction. That includes the cash payment basically to HPE, right? And so it includes that.

It also includes, in the indebtedness that you see there, about $1 billion worth of capitalized leases that are as of July in a sense. And then by the time of close that number will likely drop to maybe somewhere in the $600 million range. And then it includes any of the debt from the CSC side, which again is found on page 5, which was the $2.5 billion as of July 1.

David Grossman - Stifel Nicolaus - Analyst

So the adjustments, if you think about it, to get to a post-closing pro forma balance sheet would be to reduce the debt by the $600 million of leases that are converting I guess from capital to operating?

Paul Saleh - Computer Sciences Corporation - EVP & CFO

I meant $400 million, because I said what was remaining is somewhere around $600 million.

David Grossman - Stifel Nicolaus - Analyst

Okay, so $400 million (multiple speakers).

Paul Saleh - Computer Sciences Corporation - EVP & CFO

In the $6.9 billion that you see there, $6.921 billion, it includes an amount of capitalized leases as of July and some of those capitalized leases are burning off. By the time we get to the close they will probably be in the $600 million. That amount will be dropping to the $600 million.

David Grossman - Stifel Nicolaus - Analyst

So that's a $400 million reduction then between now and then?

Paul Saleh - Computer Sciences Corporation - EVP & CFO

Yes.

David Grossman - Stifel Nicolaus - Analyst

All right, so that's $400 million. And then the other adjustment would be the cash flow that you will generate, between the two of you, between now and whenever the transaction closes as well, right?

Paul Saleh - Computer Sciences Corporation - EVP & CFO

Yes, except that the cash generated by Everett will be swept by the parent.

David Grossman - Stifel Nicolaus - Analyst

HP?

Paul Saleh - Computer Sciences Corporation - EVP & CFO

Yes.

David Grossman - Stifel Nicolaus - Analyst

Okay, so it's just -- I need to add $400 million plus whatever we are estimating for your cash flow for the balance of the year?

Paul Saleh - Computer Sciences Corporation - EVP & CFO

Correct.

David Grossman - Stifel Nicolaus - Analyst

Okay. There's no other adjustments then we need to make?

Paul Saleh - Computer Sciences Corporation - EVP & CFO

No.

David Grossman - Stifel Nicolaus - Analyst

Okay. Great, thank you.

Operator

And we will move along to the next question. Please go ahead, caller.

Unidentified Participant

I just had a question about the Everett revenue. I think the Street had Everett revenues at $19.2 billion for their fiscal year in 2017 and in the proxy it's showing $17.2 billion. What is the difference? I guess is HP retaining some of the services business?

Paul Saleh - Computer Sciences Corporation - EVP & CFO

That's a very good question. I think what I would suggest is if you look at the last 12 months ending 4/30/2016 and you look at the segment data in HPE for HP ES, for this Everett group, you will get your $19.4 billion. And what we are showing in our S-4 financial is $18.548 billion, correct? The difference is, literally, two pieces.

One of them is the Mphasis, which is no longer -- as you recall, they just disposed of their shares in Mphasis and the other one is a business that they are keeping, CMS business that they are keeping. So the combination of those two items is what explains the difference.

Unidentified Participant

I see, so for (multiple speakers).

Paul Saleh - Computer Sciences Corporation - EVP & CFO

And then lastly, if you take that and then you offset -- the only other offset, ultimately, is some of the leases that were -- that get recharacterized from -- they were intercompany between HPF and the financial services arm of HPE.

Unidentified Participant

I see. But in the projections for your fiscal year 2017, you guys are, in the S-4, showing $17.5 billion. Is that kind of the proper starting point for that?

Paul Saleh - Computer Sciences Corporation - EVP & CFO

No, I don't think so. I think this is what RBC used in arriving at their own fairness of opinion. They had used their own projections for that purposes, but I would suggest that you start more with the numbers that are on the S-4 financials of $18.548 billion.

And I think when you look at it, again adjusted for those two businesses at $18.548 billion, and then what you will see is you will have to wait till HPE provides some guidance in terms of what that segment is going to look like for fiscal 2017. That will give you a good approximation of what to assume for 2017.

Unidentified Participant

Okay, all right. Thanks.

Operator

(Operator Instructions) We will move to the next question in queue.

Unidentified Participant

So I have a question about this horizontal expense. Will -- a $400 million benefit from horizontal expenses, will that continue beyond the year one now also?

Neil DeSilva - Computer Sciences Corporation - Head of Global M&A and IR

Correct, it will.

Unidentified Participant

All right, easy one. Thank you.

Operator

We'll move to the next question in queue.

Unidentified Participant

A question on the segment EBIT, the non-GAAP segment EBIT table. I just want to make sure I am comparing apples to apples.

When I look at the CSC versus Everett and I consider corporate non-allocated SG&A, obviously CSC in the adjusted segment margins exclude the portion of corporate. I believe HPE used to as well, but it doesn't look like the Everett piece here is doing that and I just want to confirm that.

Paul Saleh - Computer Sciences Corporation - EVP & CFO

So we're looking at page 6, is that's what you are doing?

Unidentified Participant

Yes, 187, I believe (multiple speakers), 182 for Everett.

So the $742 million for Everett does that include a back out of non-allocated corporate SG&A items, like the let's say the $138 million? Is there anything else embedded in any of those numbers that would be comparable to that?

Paul Saleh - Computer Sciences Corporation - EVP & CFO

No. It's only the $118 million that were certain overhead costs that were no longer allocated. They are called unallocated corporate G&A costs. Similar to our ADA.

Unidentified Participant

But those are comparable to the CSRA type of charges that likely don't carry forward, correct?

Paul Saleh - Computer Sciences Corporation - EVP & CFO

Yes, correct.

Unidentified Participant

Thank you.

Operator

We'll move to the final question in queue. Please go ahead, caller.

Unidentified Participant

Sorry, I apologize if this is similar to the last question. Just wanted to clarify.

Your -- I understand there's $400 million of horizontal costs and I guess those are costs that are effectively staying with the parent, HP, if I understand correctly. Are there also costs that you are also absorbing that were previously on HP's P&L but weren't directly allocated to services that are different from the $400 million of horizontal costs?

Paul Saleh - Computer Sciences Corporation - EVP & CFO

Yes, I think the horizontal costs were corporate costs basically to support the ES business. They're directly allocatable to the business and so they fell into maybe directly allocated, directly attributable. Some of them were leveraged costs across the whole of HPE and then there were some allocated costs.

Under the separation agreement, the $1.6 billion would come down to $1.2 billion. In the pro forma that's shown here, on page 187, if you look at consolidated segment adjusted operating income, the $742 million for Everett includes the $1.6 billion of what we call horizontal allocations. And that number again is expected to be reduced to the $1.2 billion by the time of close.

Unidentified Participant

Right, I follow that, yes. I was just wondering if there's other costs that HP had previously not directly allocated to services that you may need to take on.

Paul Saleh - Computer Sciences Corporation - EVP & CFO

I don't think so. I think what -- one thing that they had not allocated before would be some of the certain overhead costs that we have shown here and then we have excluded again for a non-GAAP basis. There's still maybe about a $50 million or so of costs that's left in the $742 million. That represents some of those costs previously not allocated.

Unidentified Participant

And those costs that are left in the $742 million, are they costs that are -- that we should think about as being a part of the adjusted operating income or not?

Paul Saleh - Computer Sciences Corporation - EVP & CFO

I think, to some extent, we would -- I would right now assume to keep them. I would keep them just because we will replace them ourselves with some similar type of cost.

Unidentified Participant

Okay, I see. So that number is $50 million, got it. Okay.

Paul Saleh - Computer Sciences Corporation - EVP & CFO

It's included already in the $740 million.

Unidentified Participant

Included already. Got it, that's helpful. Thank you.

Operator

You have another question in queue. Please go ahead, caller.

Unidentified Participant

Just a follow-up question. Have you guys outlined what the costs are to achieve the synergies?

Paul Saleh - Computer Sciences Corporation - EVP & CFO

I think we have mentioned somewhere in the $750 million to $1 billion.

Neil DeSilva - Computer Sciences Corporation - Head of Global M&A and IR

That's right.

Unidentified Participant

And is there any kind of cadence of how that played out?

Paul Saleh - Computer Sciences Corporation - EVP & CFO

Not yet. I think again the work stream that are -- right now developing their plan for fiscal 2018 are just really developing basically the actions that they will need to take to meet the cost envelopes that was given them. And then we will have a better sense of just the cost and the timing of taking these charges.

David Grossman - Stifel Nicolaus - Analyst

Okay. Thanks, appreciate it.

Operator

You have another question in queue. Please go ahead, caller.

Unidentified Participant

Thanks for the question. I just want to make it crystal clear that you are saying that on top of the $1 billion of synergies, that's going to be on top of the already expected margin expansion that's happening at the HPE Enterprise Services business.

And then to clarify apples to apples, does that mean that you are also inheriting some of the incremental restructuring costs that were associated with that margin expansion at HPE? And that would be on top of the $750 million to $1 billion of your own integration costs that are going to be necessary in order for you to realize the $1 billion to $1.5 billion of synergies?

Paul Saleh - Computer Sciences Corporation - EVP & CFO

That's a good question actually. There are some -- there are going to be some residual restructuring that the Everett business may need to incur to meet their own fiscal 2018 plan and those would be factored in our view of free cash flow, ultimately. We do not know the full extent of it. We have a preliminary view on it, but it would be factored in our free cash flow. And it's not part of the $750 million to $1 billion.

Unidentified Participant

Right, so it's on top of, right?

Paul Saleh - Computer Sciences Corporation - EVP & CFO

I'm sorry.

Unidentified Participant

So it's on top of the $750 million?

Paul Saleh - Computer Sciences Corporation - EVP & CFO

It would be on top of that.

Unidentified Participant

Then, in terms of -- when we look at what you have had to recognize from an integration and transaction cost perspective on UXC and Xchanging, if we wanted to approximate -- use that as a proxy for benchmarking against your $750 million to $1 billion is that a fair estimation? Or is there any takeaways that we can have from your experience there versus integrating the HPE asset?

Paul Saleh - Computer Sciences Corporation - EVP & CFO

Could you repeat that again?

Unidentified Participant

I'm trying to understand if we can benchmark the amount of restructuring and transaction costs that you are currently incurring to integrate UXC and Xchanging and use that as a way to benchmark against how it's going to -- what kind of costs it's going to take in order for you to integrate the HPE Enterprise Services business.

Paul Saleh - Computer Sciences Corporation - EVP & CFO

Okay. Well, there's two different things. We seem to be mixing a few things.

When we talk about restructuring, a lot of the restructuring, as I mentioned before, takes shape into three kind of -- two buckets in a sense. You have facilities consolidations and related costs like that and then you have the workforce optimization. I don't necessarily would say that you want to take -- look at Xchanging and UXC as necessarily indicative of what to expect, because it's very case-specific. Xchanging was primarily in the European continent and UXC was primarily in Australia, right?

I would say the range that we have given you for what it would take from a restructuring standpoint of $750 million and $1 billion was our best bet at the time we made the announcement in terms of what it would take to generate the synergies. Again, when I mentioned those synergies themselves, a good part of those synergies again come without necessarily cost to them because if they were an alignment of policies, or alignment of titling or the like, or benefits, they do not come with the necessary restructuring costs to achieve.

The other question that you asked when we talk about integration costs, that's a little bit different. This is the cost of having advisors helping in basically integrating the two companies. I was mentioning that, in our case, somehow we would be expecting somewhere in the $70 million or so a quarter that we'll be expecting over the coming two quarters.

Unidentified Participant

Okay. Then just last question. As we do get to the analyst day and you start to layout guidance for us, do you expect to guide to both a normalized, as well as an actual, free cash flow number? Or how do you plan -- do you plan to give us some differentiation around that on a go-forward basis?

Paul Saleh - Computer Sciences Corporation - EVP & CFO

We will. No, we will definitely do that. We will be able to give you the various components of the business plan so you will be able to track that. That is our plan at this point.

I want to also go back to your question, though, because we were talking about the transaction costs and you mentioned $142 million. Is that what you were referring to at some point? No?

Unidentified Participant

I don't think I brought up that specific number.

Paul Saleh - Computer Sciences Corporation - EVP & CFO

Anyway, there are some transaction costs that do not relate to the integration. They are separate than the integration. This would be maybe those.

The transaction costs typically would refer to bankers' fees. They were incurred for legal fees and the like. And filing fees.

Unidentified Participant

Okay, very good. Thanks for all the questions answered.

Operator

Currently we have no further questions in the queue. (Operator Instructions)

Neil DeSilva - Computer Sciences Corporation - Head of Global M&A and IR

This is Neil DeSilva. We will just give everyone that might have a last question a few moments to submit. Otherwise, we will conclude tonight.

Any other questions for Paul or I? Thanks very much.

Paul Saleh - Computer Sciences Corporation - EVP & CFO

All right, thank you very much.

Operator

Again, that does conclude today's conference call. Thank you all for your participation.

Additional Information and Where to Find It
In connection with the proposed transaction, Everett SpinCo, Inc., a wholly-owned subsidiary of Hewlett Packard Enterprise Company (“HPE”) created for the transaction (“Spinco”), filed with the SEC a registration statement on Form S-4 and a registration statement on Form 10 containing a prospectus-information statement and CSC will file with the SEC a proxy statement on Schedule 14A. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS AND PROSPECTUS-INFORMATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION AND TO READ OTHER DOCUMENTS FILED BY CSC, HPE, AND SPINCO (INCLUDING AMENDMENTS TO EXISTING FILINGS) AS AND WHEN THOSE DOCUMENTS ARE FILED BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of these and other documents filed with the SEC by CSC, HPE and Spinco at the SEC’s web site at http://www.sec.gov. Free copies of these documents as well as other documents that will be filed in the future (including amendments to the documents) and each of the companies’ other filings with the SEC, may also be obtained from CSC’s web site at www.csc.com.
This communication is not a solicitation of a proxy from any investor or security holder. However, CSC, HPE, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of CSC in respect of the proposed transaction under the rules of the SEC. Information regarding CSC’s directors and executive officers is available in CSC’s 2016 Annual Report on Form 10-K filed with the SEC on June 14, 2016, and in its definitive proxy statement for its annual meeting of stockholders filed on June 24, 2016. Information regarding HPE’s directors and executive officers is available in HPE’s 2015 Annual Report on Form 10-K filed with the SEC on December 17, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on February 12, 2016. These documents as well as other documents filed by CSC, HPE or Spinco with the SEC can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
All statements in this press release and in all future press releases that do not directly and exclusively relate to historical facts constitute “forward-looking statements.” Many factors could cause actual results to differ materially from such forward-looking statements with respect to the transaction referred to above including risks relating to the completion of the transaction on anticipated timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, inability to achieve expected synergies, loss of revenues, delay or business disruption caused by difficulties in integrating the businesses of CSC and Everett as well as the matters described in the “Risk Factors” section of Spinco’s Form S-4 and Form 10, CSC’s most recent Form 10-K and any updating information in subsequent SEC filings. CSC, Spinco and HPE disclaim any intention or obligation to update these forward-looking statements whether as a result of subsequent event or otherwise, except as required by law.